Exhibit 99.5
WIPRO LIMITED
Investors/Analysts Conference Call for quarter ended September 30, 2006
11:45 AM Indian Standard Time, October 18, 2006
Moderator
Good morning ladies and gentlemen, I am Pratibha, the moderator for this conference. Welcome to Wipro investors conference call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over to Wipro management. Thank you and over to Wipro.
Rajesh Ramaiah
Ladies and gentlemen, a very good morning to you in America and a good day to you all in the other parts of the world. My name is Rajesh Ramaiah and I am based in Bangalore. Along with Sridhar in New Jersey and Jatin in Bangalore, we handle the investor interface for Wipro. We thank you for your interest in Wipro. It is a great pleasure I welcome you to Wipro’s teleconference post our results for the second fiscal quarter ended September 30th 2006. We have with us Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, Chief Financial Officer, who will comment on the results of Wipro for the quarter ended September 30th 2006. They are joined by other members of the company’s senior management who will answer questions which you may have. The conference call will be archived and a transcript will be available on our web site wipro.com. Before Mr. Premji starts his address, let me draw your attention to the fact that during the call, we might make certain forward-looking statements within the meaning of the Private Securities, Litigations Reform Act of 1995. These statements are based on the management’s current expectation and are associated with uncertainty and risks, which could cause the actual results to differ materially from those expected. These uncertainties and risk factors have been explained in details in our filings with the Securities Exchange Commission of USA. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing there of. Ladies and gentlemen, Mr. Azim Premji, Chairman of Wipro.
Azim Premji
Good morning to all of you all. For now you would have seen our results for the quarter ended September 30th 2006. While the management team would be happy to answer your queries, I would like to take some time before that to share some thoughts on our performance and prospects.
For the quarter ended September 30th 2006, Wipro Limited recorded revenue growth of 41% and profit growth of 46%. We are seeing a great momentum in all our businesses. Revenues from our global IT services at $588.9 million for the quarter was well ahead of our guidance of $577 million, primarily driven by strong growth in our differentiated services and focused verticals.

Financial solutions and testing services have delivered 50% year-on-year growth for the last 8 quarters. In the quarter, we had double-digit sequential growth from our enterprise application services, technology infrastructure services, retail, and TMTS verticals. We added 54 new clients of which 11 were Global 500/Fortune 1000 clients. Our business process outsourcing business delivered a strong revenue growth this quarter, yet again expanded margins. Over the last couple of quarters, our BPO business has demonstrated consistent improvements in profitability and significant customer wins reinforcing our confidence that it is moving in the right direction of delivering industry leading growth rates.
Our India, Middle East, and Asia Pacific IT business recorded strong year-on-year revenue growth of 36% and profit before interest and tax growth of 57% expanding operating margins by 110 basis points year on year.
Wipro consumer care and lighting business also grew well with 41% year-on-year revenue growth and 26% year-on-year profit growth.
On the acquisitions, we are making good progress on the integration of each of the acquired entities. The growth rate of revenues in our acquisitions is significantly ahead of the company growth rate. Acquisition in aggregate turned around to deliver a marginal profit during the quarter as compared to a loss in the previous quarter.
Overall, we believe that the demand environment is robust and we have the right strategy in place. The investments we made during the last 12 months are beginning to deliver value and as we move into the second half of the year, we see good prospects ahead. I would now request Suresh Senapaty, our CFO, to comment on financial results before we take questions. After that we will be very happy to take questions from all of you all.
Suresh Senapaty
A very good morning to all of you ladies and gentlemen. Global IT services revenue for the quarter of $588.9 million included $539.4 million from IT services and $49.5 million from BPO services. The sequential revenue growth of 9.2% in global IT services segment was comprised of 9.3% growth in revenues of IT services and 8.5% growth in revenues of BPO services. Sequential revenue growth of 9.3% in IT services was primarily driven by volume growth of 7.9% and blended realization improvement of about 0.9%.
On foreign exchange front, our realized rate for the quarter was 46.20 versus the rate of 45.44 realized for the quarter ended 30th June. As at the period end after assigning to the assets on the balance sheet, we had about $377 million of hedges at rates between 45.10 and 46.70.
During the quarter, we took non-cash charge of restricted stock units and have affected wage hikes in September for some of our employees, which impacted our margins by 150 basis points. The improvement in our employee mix offsets a significant portion of the margin dilution due to wage hikes and RSU charge. We had an improvement in the margins of our BPO business by 260 basis points, sequentially driven by higher productivity and improved utilization.
Our onsite mix increased by 1.5% on account of acquisitions. Revenue and initial ramp up for some of the large projects commenced during the quarter. For the quarter ending December

2006, we expect volume led growth with price realizations being impacted by lower billing rates in line with our plans. We will affect offshore wage hikes for employees not covered in Q2. The combined impact of these wage hikes for Q3 of 2006-2007 would be around the 200 basis points. We will endeavor to offset a significant portion of the impact through factors like improved utilization and employee mix, better profitability on acquisition, leverage on SG&A, and expect the margin to be in a narrow range, excluding the impact of exchange rate fluctuation. We will now be glad to take questions.
Moderator
Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions may please press *1 on your touchtone enabled telephone keypad. On pressing *1 participants will get a chance to present their questions on a first-in-line basis. Participants are requested to kindly use only handsets while asking a question. To ask a question please press *1 now. First in line we have Mr. Sameer Goyal from Alchemy Securities .
Sameer Goyal
Yeah hi, good morning gentlemen. My question pertains to BPO actually, we saw a sharp uptick in the margins, could you give us a sense to what extent the margins could move up and is the restructuring more or less over?
TK Kurien
Let me answer that question. This quarter we have the margin itself we had guided early on that our margins would remain between a 20 and 22% band and I think that is where we will primarily keep it. This quarter we have salary increases that are coming in and that would impact the operating margin to some extent, but again just to reiterate, we will keep it with that 20 to 22% band. If we go above that we would not be investing enough in customers and that is important for growth over a longer-term basis. So any investment, any profitability, any profit number that we have beyond that really go back into finding customer growth.
Sameer Goyal
Actually my calculations for this that there has been an uptake in realizations in the BPO business as well. Is the current uptake expected to continue in future?
TK Kurien
Let me answer that, it is really primarily because the fact that our mix of businesses is changing. If you remember a couple of quarters ago we have talked about how we are selling end-to-end solutions. The minute the percentage of end-to-end solutions go up out of your total front baskets clearly what happens is you would find increase in realization, but there was clearly to sell more and more of that.
Sameer Goyal
By end-to-end solution what do you exactly mean? Does it mean the mix of both voice and non-voice?

TK Kurien
No, it is not mix, if you are really selling based upon you are selling a solution, for example, if you looking at accounting you are selling a procure to pay process to a company, that is exactly what a solution means rather than selling just accounts payable, procurement and all those separately as components. So rather than selling wedges we are selling an entire solution.
Sameer Goyal
Okay and my other question was on the services front, the telecom service provider revenues in the last couple of quarters have been more or less flat. Is it something to do with or is there some correlation with the top 10 clients’ slow growth?
TK Kurien
Oh, clearly if you look at our top 10 clients...
Suresh Senapaty
It is in the BPO you are asking or is it in the...?
Sameer Goyal
I am talking about the overall IT services.
Dr. Rao
Yeah, in the telecom services provider market, our revenues have been flat for a couple of reasons, one is the large shift from onsite to offshore as well as the couple of large projects onsite are getting over. We are not seeing any trend of any slowing down particularly in the service provider market, in fact we have a good funnel and also a couple of good wins in the back office operations and applications from two of large of the customers, one in US and one is Europe, during the quarter.
Suresh Senapaty
Q3 Guidance embeds a good driver of growth coming from telecom service provider.
Sameer Goyal
I was just referring is it something to do with global consolidation happening and stuff like that.
Dr. Rao
Yeah, the consolidation is taking place in the infrastructure space, that is where we see some of the decisions getting deferred, but definitely the consolidation in the service provider is not impacting or not showing any impact on our business, but yes on the infrastructure space, it is resulting in some of the decisions getting deferred pending the integration of the mergers that has been announced.
Sameer Goyal
And last question was on the inorganic activities. Could you give us some sense, some break up of revenues of the inorganic companies you have done and which are the fastest growing companies within the acquisitions you have made?
Suresh Senapaty
If you have seen our segment report, we have given a separate bucket of the total revenue of all the acquisitions and also the profit arising there from. So typically you will find out of the six companies we had posted a loss in Q1, but in Q2 it has become profitable. We still have in that bucket of six companies about two companies giving losses and we expect one of them to break even in the current quarter and perhaps the balance by Q4, so which means all in all by March 07, we would have improved to the margins that we have got in Q2, bettered in Q3 and Q4, and we are also hopeful that both the companies, both the acquisitions out of the six which are currently in losses as of Q2 will become break even and profitable by Q3 and Q4.
Sameer Goyal
My question was actually is the growth related to specific company or is across the six companies?
Suresh Senapaty
All of them, I think we guided for growth posted by all those six acquisitions.
Sameer Goyal
Fine thanks, and best of luck.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Sandeep with Motilal Oswal.
Sandeep
Yes sir, can you touch more on why the top 10 client contribution has gone down significantly specifically for top 6 to 10 clients.
Suresh Senapaty
Yeah top 10 there is a marginal decline in terms of revenues coming from.

Sandeep
Yeah, can you explain why, and is it a quarterly phenomenon, do you accept the ramp up to happen in the coming quarters?
Suresh Senapaty
You know, primarily with a view in terms of customer specifics, now there have quite a few which have grown and quite a few have not, so it is more of..., oh I am talking about the top 10 together, we are not splitting bucket in terms of top 5 or just 10, it is on a global top 10 basis where there is a marginal decline, it is more customer specific while many of them have grown and some of them have not, yet our endeavor is that we get much more growth from those top 10 than we are so and we are progressing on that initiative.
Sandeep
So, we expect these customers to ramp up in future?
Azim Premji
Correct, our endeavor is to make them ramp up in future.
Sandeep
Okay and sir can you throw some light in terms of Alcatel Lucent merger, how you expect the ramp up to happen in second half or it might take some more time.
Suresh Senapaty
No, it is not there for us to think specifically in any particular customer, but yes events of that nature does in some form hold up your momentum, but typically this kind of hold up are not for longer period of time and all we can say is that we should see much better momentum in some of those areas faster than later.
Sandeep
So situation has improved at this point of time when compared to around a couple of quarters back?
Suresh Senapaty
I cannot be very specific for any non-specific customers.
Sandeep
And sir can you explain why the attrition rate is going up quarter-on-quarter, can you explain is there any involuntary and how you are controlling this.
Suresh Senapaty

You know that we are going to give bulk of the compensation increases in 1st November and of course partly we have given in 1st of September, so given that it is in the last quarter in which we have to give the compensation or going to give the compensation increase, they have just gone up by a few notches up. It is not significantly higher compared to many others in the industry and it is in that range and we think the increases that we have given for September quarter also we will give in November help us further.
Pratik
Also to add, this is Pratik here, between Q1 and Q2 there has not been any noticeable change in the attrition rate and I also wanted to emphasize that our numbers for attrition is our quarter attrition which is annualized, which is the numbers you get to hear from some of the others it is done little differently which is on the last 12 months.
Sandeep
And sir can you just give us the salary hike quantum, which we are planning, we had done in the Q2 as we are planning in Q3?
Pratik
Sorry, can you just be little louder if you don’t mind.
Sandeep
Yeah, the salary hike quantum in terms of range percentage increase we have given in Q2 as well as we are planning in Q3.
Pratik
Yeah, the Q2 range was around between 12 and 13%, that is what we have given, and we expect the range to be the same for the rest of the people for whom salary increases would be done during the course of this quarter.
Sandeep
And we are planning for onsite salary hike in Q4.
Pratik
That is true.
Sandeep
So can we know the range there?
Suresh Senapaty

That we will be determining towards the end of coming quarter and I am sure and when we talk about it in January we will speak about it.
Sandeep
And the last question is why the tax rate has been at around 13 to 13.5%, so can we assume the same tax rate or there could be some inch up in the coming quarters?
Suresh Senapaty
I think the tax rates would be for the balance part of the year would be between 13 and 1 4%, so we will be around the similar range with 40-50 basis points here and there. So while, let me reclarify on the compensation, so while we are saying that yes there will be impact of the compensation increase in Q3 or with new ones will be given as well as the last increase that was given in the month of September has had an impact of one month, and now it will have a 3 month impact in Q3 which in totality would have an impact of about 2% for Q3 margin. But we think the kind of positive levers that we have we should be able to get the operating margin in a very narrow range like we talked about it in Q2 and were able to stay within that range.
Sandeep
And sir do you expect the significant shift towards the offshore in the coming quarters; I see onsite has gone up in this quarter.
Suresh Senapaty
Our endeavor would be, actually if you look at while overall 1.5% our onsite has decreased, if you look at practice wise and if you look at the vertical wise many of them have improved the offshore percentage, so it is because of the growth of particular vertical where there are good customer acquisitions and it has started the project on an onsite basis which has gone up, and also the 1.5% increase also partly because of acquisition which is onsite, acquisition that we would consummate in the quarter Enabler and Saraware. So we think, I mean there is opportunity for us to improve, how much it will improve in Q3 is not possible to specifically give a number to, but each vertical and each of practice does work on a number to be able to improve on that parameter.
Sandeep
Thanks.
Suresh Senapaty
Thank you.
Moderator

Thank you very much sir. Next question comes from the line of Ms. Mitali Ghosh with DSP Merrill Lynch.
Mitali Ghosh
Hi, good morning. Could you comment a bit on what the revenue pipeline is looking like and the momentum you see there and also you know what the pricing environment is commenting both on like to like basis and also existing and new customers, what kind of outlook is?
Azim Premji
I will request Sudip Banerjee followed by Girish Paranjpe to respond to this.
Sudip Banerjee
Hi, two comments; one is on the demand environment, I think the demand environment continues to be robust. We find that we are gaining traction and what our customers are telling us is that they would like to do more with offshore vendors and like to do more with outsourcing vendor and would like to do more with companies like us.
As far as the pricing environment is concerned, pricing continues to move in a narrow range. The new contract that we are getting are coming in at better prices. The renewals that we have been successful in getting during the course of the quarter have also given us a 3 to 5% increase and there are many other contracts which are currently under negotiation and these are annual negotiations that we have, so that we will see at the end of this quarter how we come to the conclusion on those, but overall we think that there is an upward bias as far as this is concerned. Girish.
Girish Paranjpe
I would echo what Sudip said. Only to add that the funnel of new opportunities continues to be fairly strong and the conversion cycle continues to be around 3 to 6 months for us to convert prospect into our clients and I think overall the situation is fairly benign and we continue to see growth in both client base as well as new business.
Mitali Ghosh
Right and just as a follow up that how do you, you know one is if there is any particular verticals or services where you are seeing more traction? And secondly, if the US were to go into a slow down next year, how do you see the situation changing?
Sudip Banerjee
We are not hearing anything about slow down at this moment Mitali. We think that the signals coming from our customers are that there is a momentum for both outsourcing as well as within that offshoring, and if anything when we have periods of slow down there is additional cost pressure and each of those previous periods have resulted in no impact on us. As far as the current year is concerned, if there were to be any difference, unless there is an uncertain environment, it is only in the uncertain environment that there is a problem, which we don’t foresee at this point in time, but otherwise we see a momentum considering for the near term. As far as industry verticals are concerned within the enterprise business, this quarter we had double-digit sequential growth from both retail as well as technology, media, transportation, and services. We also had significant double-digit growth from healthcare, which is a smaller vertical for us. So we expect that all of that would continue. I will just ask Girish and then Suresh to comment.
Girish Paranjpe
I think financial solutions grew 11% sequentially which put to about 55% YoY and we were helped in that growth by a strong performance from our service lines, which is infrastructure services as well as testing and both continued to do very strongly because more and more customers are getting comfortable with the idea of remote infrastructure management as well as getting closer to the idea of having a dedicated group for doing a lot of their testing instead of leaving it to individual programming groups to be able to do that, and the idea of doing it remotely at offshore with automation and better processes is something that is really appealing.
Suresh Vaswani
This is Suresh Vaswani here, I will just speak about the traction that we are seeing in service lines. Across the three service lines that we have; infrastructure services, testing services, and the package implementation business, and this quarter we had double-digit sequential growth across all the three service lines. Traditionally, we have seen a lot of traction in our infrastructure services business and testing service business and we continue to see that traction as demonstrated by the sort of growth we had last quarter, both the service lines grew 70% on a year-on-year basis.
There is another, I would say relatively new area that we launched globally which is our total outsourcing practice, we did that last quarter, and this quarter we have already had two wins, one is from a customer in the US, the consumer products company, and the other one is a utilities customer in Europe. In both these customers it is integrated application infrastructure, provisioning, and management with some amount of asset refresh and some amount of people take over as well. So this practice which has succeeded in the domestic market, we have seen the traction in the global market already, and we clearly are seeing many many opportunities like this going forward.
Mitali Ghosh
Thanks, it is very helpful. And second I just wanted to focus a bit on margins, I think Mr. Senapaty mentioned, but I missed it, was it a 100 basis points that you have mentioned for employee wage hike this quarter, and also what is the benefit you got from the absence of visa cost this quarter, and just two other things in terms of utilization you know where could you take that up to and where are we on the employee mix?
Suresh Senapaty
Last quarter we had an impact of 1.5%, which is 150 basis points on account of the salary hike and the restricted stock units, and similarly we had a down side on utilization because there was a drop of about 3 percentage points, and also dilution on account of acquisition margin, all added up to about 2.5%. The improvement that we had was on the visa, we had a positive impact of 40 basis points. On forex we had 20 basis points positive impact. On BPO margin expansion on a totality basis we had a 30 basis points, while in BPO has expanded to 60 basis points on a WT basis that is global IT basis with a 0.3% positive, and similarly we had a 40 basis point improvement in the realization. So combination of this and operational improvement we were able to mitigate 2.3% out of 2.5%, so only 0.2% was the decline in the operating margin.
Mitali Ghosh
Sorry I missed that, only 0.2%.
Suresh Senapaty
0.2% was the decline in the operating margin. We were able to maintain it almost at the same rate.
Mitali Ghosh
Right, the acquisition factor was a positive right this quarter you mentioned?
Suresh Senapaty
The acquisition was a loss versus it has become profitable, but when you look at the dilution on the overall basis, it diluted by about 1% more, because -1% now it is -1.3% which means there is a delta of 0.3%.
Mitali Ghosh
Okay, understood, and sir just on the employee mix and where you could take utilization to?
Suresh Senapaty
I think the utilization, quarter-to-quarter I think they will be within a range like it has been so far, so you will have the quarters where you are adding more people, little dip, and then again it is going up, and we are looking at more and more acquisition of hiring talent with better spread than it has been so far, and you will see more and more going forward we will be trying to do that to bring a much more visibility on the utilization factor. But if you ask me the question is there an opportunity for us to improve utilization? Yes there is and our endeavor will be to drive that, and that is something is one such area we will be looking at for the future cost escalation that we will be seeing. That is all Mitali?
Mitali Ghosh
Yeah, no the employee mix is there something.
Suresh Senapaty

Yeah, employee mix, exactly, because in last 3 to 4 quarters were improved including last quarter there has been an improvement and going forward we will see improvement in that base also.
Pratik
Mix of 0 to 3 years has moved from 42% which was at the beginning of the year to 45% by end of this last quarter.
Mitali Ghosh
Okay, thank you very much, that is very helpful and all the best.
Moderator
Thank you very much mam. Coming up next is a question from Mr. Anantha Narayan of JM Morgan Stanley.
Anantha Narayan
Yeah, thank you and good afternoon everyone. A question on the BPO business. Given this attrition number of 100% plus annualized, how sustainable is the growth for such a large business, and where do you see attrition numbers slightly in longer term?
TK Kurien
Let me answer the last question first. Where do we see attrition number stabilizing? Here is what we are doing. As our business mix changes we expect to see a downward trend as far as attrition is concerned. I cannot put a number on it as yet, but I guess as we go through the next couple of quarters we should have a fair trend to where we are headed.
On the first question how sustainable is the business model with this kind of attrition? If you look at the kind of business that we have, wherever we are doing end-to-end processing we typically find that our attrition rates are probably at around 25% of what the company average is at. So that is a big number that we seeing, big change that we are seeing. Then going back to the first part of the question that you asked, so as the business mix changes we expect the number coming down, and hopefully our business growth will come from components that are driven more by end-to-end solutions rather than other service.
Anantha Narayan
Just in response to that we are seeing quite a bit of restructuring the business in the last year or so and delivered some excellent profitability, but at the same time we have not really seen the attrition numbers improving at all, so what sort of will make a change going forward?
TK Kurien
Mix of business. Our business mix is still not, we are nowhere close to where we should be.

Anantha Narayan
Okay, and just one final question to Pratik on the attrition for the non-BPO side of the business. Do you have a figure for the last 12 month attrition number?
Pratik
Yeah I do. Last 12 months is at 15.9%.
Anantha Narayan
Thanks Pratik.
Moderator
Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round of Q&A session. Next question comes from the line of Mr. Hitesh Zaveri with Edelweiss.
Hitesh Zaveri
Yeah hi, my question is about the positioning that Wipro has maintained whether it is client based over a period of time, which is emerging as a key enabler or partner of choice in enabling their IT vision. Would you consider increasing emphasis on the consulting part of the story meaningfully then what you have now? You have shared with us on regular basis that consulting is important but whether it is going to play a stronger role in changing the positioning with clients versus as enabler now to a transformation partner and whether that can help in improving the realization for the company?
Sudip Banerjee
Yes Hitesh, Sudip here. Consulting has been expanding in the last 7 months. We started the consulting primarily in the US and now we have expanded it to Europe. Between the two geographies we have a very strong base of consultants who focus on business transformation and they are working in turn with some of the other consultants we have from the specialized areas like infrastructure, like application, like quality etc., and we are giving all these consultants a mandate to increase our positioning in the account by getting in at a early stage and looking at the transformational processes. If you see some of our recent wins, particularly the large wins that we have had in the previous 6 months, many of them have been consulting led. So they have been consulting led by in terms of the definition of the problem at the client end, they have been consulting led in terms of the first set of work that we have done there, and they have been consulting led in terms of the final value proposition that we made to the client. Certainly in those projects, the realization, particularly the upstream areas where consulting has greater key part has been better than a traditional realization. So what we are doing is increasing the number of consultants both in what we call the specialized consulting area as well as in the different industries practices, so very much in future they will continue to play an even greater and more dominant role in drafting our value proposition and we hope that in turn will help in better realizations as well.

Hitesh Zaveri
That is helpful, thanks. I have questions regarding the offshore volume growth, the average in FY 2006 for the four quarters was roughly about 10% QoQ for the offshore volumes in the last 2 quarters they are roughly about 5.5%. Whether this could be changing either in a slow down in the offshore volumes that you are seeing?
Girish Paranjpe
We are not expecting into that you know really quarter-to-quarter aberrations I don’t think we should say that is a particular trend that we are seeing and hence we could see much more volume growth in offshore in future.
Hitesh Zaveri
I appreciate, thank you.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Bhuvnesh with Credit Suisse.
Bhuvnesh
Hi, congratulations on a very good result. I wanted to understand the impact of wage increase on your margins. When you give the wage increase in the current quarter what would be the impact and how do would you basically balance that?
Suresh Senapaty
We said that there will be impact of the count increase that we have given in September for time period as well as increase that we will give for the balance people from 1st of November, but you know whether it is utilization, whether it is bulge mix, whether it is improvement in the profitability of the acquisition, combination of all these productivity improvement etc., we put like the overall margins to be in a narrow range. We said that for last quarter and we did it and we think we have already initiated that to be able to achieve the same way in the coming quarters too.
Bhuvnesh
And sir this quarter numbers were above your expectation. Could you give us an idea on what were the things which surprised you positively in the quarter?
Suresh Senapaty
In terms of profitability or revenue?
Bhuvnesh

In terms of primarily revenues, profitability was also up around I think 50 basis points, 40 basis points compared to last quarter.
Suresh Senapaty
I think whatever we have seen we had given a guidance of $577 million and what we did was about $589 million, so it is better than the guidance and I think this has happened because of the growth that we got in the practices and some of the good large deals that we won and we were able to ramp that up faster than what we expected, so the combination of all that we are able to deliver better result.
Bhuvnesh
And basically a very small question on BPO, the BPO margins that improved significantly in the quarter and earlier we indicated that 18 to 22 in the broad EBIT range which the BPO would run at. So going forward should we expect that from 24% the margins to again go down to that range?
Suresh Senapaty
Like we said that it will be in the range so we have of course seen an expansion in the last quarter, but in the current quarter like we have said there will be a compensation increase that will happen, so there will be plusses and minuses, so eventually it will continue to be in a range.
TK Kurien
Yeah just to add on what Senapaty said, I think the key thing is that the margin would remain between 20 and 22%. If we do more than 22% we will be investing less in customers and cutting our long-term growth, if we do less than 20% obviously you know what that will cost , that will be the band.
Bhuvnesh
Thanks a lot sir, I really appreciate.
Moderator
Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round of Q&A session. Next question comes from the line of Mr. Anthony Miller with Arete Research.
Anthony Miller
Yes, hello gentlemen. I am trying to rectify the various comments on prices which basically expand because I think you said at the beginning of the call the average effect of pricing on the top line was 0.9%, which otherwise seems to be quite a lot lower than your peers. Then when I look at your billing rates, your onsite billing rate appears to up about 70 basis points and your offshore billing rate is down by over 100 basis point, and as you said later on that you are renewing existing customers at 3 to 5% higher billing rates and you also said you were expecting billing rates to go down next quarter, and I am really struggling to understand what is actually happening to the pricing and the one that you would also clarify what sorts of increases you are getting on new clients?
Suresh Senapaty
Right, when we talk about the realization, you know it is a function of a mix of clients that we have, services offerings that is there, so it gets in terms of a blend of everything. So when we will talk about prices that we are talking to new customers coming in about 8 to 10% it means the rate card that we have with the customers is better. Similarly, the kind of experiences we have got wherever there is a renewal, we have generally been able to push up in quite a few places. The onsite it has given the reflection in terms of the final realization and in offshore it has not, because of multiple other parameters, because of the mix of the business, on customer specific issues and so on, but overall environment point of view and therefore we in fact that you will see we would see that it is moderate, it is stable with a positive bias.
Anthony Miller
The renewal is +3-5%, for new customers 8 to 10%, but did you not say you are expecting billing rates to be lower this quarter?
Suresh Senapaty
Because in the current quarter the number of days, billable days, are lower than the number of billable days in quarter ending September. So the way we compute our rates it tends to from an optimal perspective, it tends to show a lower rate.
Anthony Miller
I see.
Suresh Senapaty
Actually rates with the customer has not undergone change, will not undergo change.
Anthony Miller
Okay, and just to make sure completely understand, the numbers you have given the 3-5% and the 8-10% that is like for like sort of rate card service.
Suresh Senapaty
Absolutely.
Anthony Miller
Okay, which means that the areas of opportunity for further price realization if you can improve productivity or fixed price mix and the like?

Suresh Senapaty
Yes, we think there is opportunity and we are working on it. When, how, where, how much will come, I mean it will be our best effort.
Anthony Miller
That is fine, and just one more thing on the top line, can you just clarify what the foreign exchange effect was on the top line revenue growth?
Suresh Senapaty
1.7%.
Anthony Miller
Thank you very much.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round. Next question comes from the line of Mr. Trideep Bhattacharya with UBS.
Trideep Bhattacharya
Good morning and congratulations on good quarter. I was saying that on the BPO side of things what is the current exposure to mortgage processing if at all any, and if you could quantify when you say that the restructuring base what is the current voice and data mix as a speck to understand how and where exactly I mean how far the restructuring has progressed?
TK Kurien
So let me answer the first question on mortgage, we don’t break up revenue based upon mortgage and other processes, at least not publicly. As far as and just to give you a sense today we have about 2800 people who are working in the banking and financial services segment. In terms of voice and non-voice typically what we do is that we have not broken it up by voice and non-voice for the past couple of quarters. Today, 21% of our top line comes from integrated deals, that should give you a sense of where the business is moving.
Trideep Bhattacharya
I see, and my final bit would be just on the strategic perspective to the top management that I mean we have seen quite a few large contracts signing for the industry, how would you rate Wipro’s progress vis-à-vis some of your competitors in the overall landscape? Do you think on net balance you are gaining market share at the expense of others or there is more room to go, how will you characterize this?

TK Kurien
I don’t want to comment on that right now. I would say that if you can watch our top line over the next couple of quarters..., are you talking about the BPO specifically?
Trideep Bhattacharya
No, I am talking about ....
Azim Premji
This is Azim Premji. You know we have two major initiatives on large deals. Apart from growing large accounts into larger accounts, one is on total outsourcing where primarily the customer requirements have a preponderance of technology infrastructure services, and the second one which we launched on June 1, separately which reports into our geography head Sekar, is on outsourcing deals large deals which have a higher prominence of non infrastructure requirements. Both of them are progressing well in terms of the infrastructure area we have had significant wins in India and significant wins overseas and so far as the application area is concerned, we have had 2 to 3 important wins and we have indicated that in terms of our communication and we do not have permission to divulge the name of the customer. So we are gaining traction there and we see that we will gain more traction there going forward, and that is a very major area of thrust for us, because customers propensity is even now to consider Indian companies for much larger deals is significantly on the uptake.
Suresh Senapaty
We are very well placed Trideep.
Sudip Banerjee
The only point that I would like to add there is that as this comes to large deals we are also fairly choosy in terms of the ones that we pitch for and the ones that we want to stay away from that is because not all these lend themselves to the right type of execution, the margin, etc., that we hope to get, and so we think that the ones that we are chasing are the ones that we would like to go after and the ones that we have won so far is very consistent with the market share that we have in this space.
Trideep Bhattacharya
Okay, best of luck.
Azim Premji
Thank you.
Moderator

Thank you very much sir. Once again participants are requested to restrict to one question in the initial round. Next question comes from the line of Mr. Pankaj Kapoor with ABN Amro.
Pankaj Kapoor
Yeah hi, congratulations on good results. Just couple of questions. First a clarification on the guidance that we have given out for the Wipro Tech business for the next quarter, what kind of a sense we have factored in on the players in the telecom space which are undergoing restructuring because of the recent mergers, and are we factoring in any transition revenues from them or we are looking at some upside also from this business?
Suresh Senapaty
Yeah, I think if you look at the telecom service providers we are factoring the decent growth, on the product engineering services space much more moderate.
Pankaj Kapoor
Okay and second on Wipro Infotech, we have seen a good jump in the top line this quarter, can you just give a sense of what all has happened over there?
Suresh Vaswani
This is Suresh Vaswani here. In the Wipro Infotech businesses, we have had a revenue growth of 36% and a profit growth of 57% last quarter, and this broadly has been the trend over the last few quarters. If you split the revenue growth a bit more, the revenue growth is around 31% in so far as our products business is concerned and around 48% in so far as our services business is concerned. So clearly in the services space where we have added many more service lines over the last couple of years, we are seeing lot of traction, we are growing roughly at twice the market growth. We have also launched total outsourcing in India a few quarters back and that is continually getting traction, so therefore last quarter we had two significant wins in the domestic market on total outsourcing, you know all integrated deals covering infrastructure and application, and the total value of these two deals combined was roughly $100 million. We are beginning to see a lot of traction in terms of customers going in for end-to-end SAP type of implementation. We have won several contracts on this last quarter in India. We are seeing a lot of traction also in the Middle East market for SAP implementations and for Oracle implementation and we are pretty strong in these areas, and you know for example today we are doing close to two Oracle end-to-end E-business suite implementations for Middle East customer, actually not two, three. So all and all the service lines that we put together, the services first that we put together and the overall integrated proposition that we have in terms of products, services, solution, and consulting is appealing a lot to the customers.
Pankaj Kapoor
As far as the services businesses are concerned of Wipro Infotech, what is the current mix would be between India and non Indian Asia Pacific region?
Suresh Vaswani

See India is roughly 90% of the Wipro Infotech business size. Now one clarification in Middle East and Australia and the APAC regions that we address, we largely focus only on services and software, so if you were to split the overall Wipro Infotech business, it is roughly 38 odd percent in terms of services and 60 odd percent in terms of products, and 25% of the services business is now coming from the Middle East and Asia Pacific regions.
Pankaj Kapoor
Okay, fair enough, thanks, and all the best.
Moderator
Thank you very much sir. Once again participants may please restrict to one question in the initial round. Next question comes up from the line of Mr. Vivek with Standard Chartered.
Vivek
Hello, good afternoon sir, just a couple of questions. Firstly, on the 250 bps margin decline that you have seen, an impact of 1.5% from wage hikes and RSU’s, can you please specify the impact due to utilization and acquisitions out of that 100 bps, the remaining 100 bps?
Suresh Senapaty
0.6% for utilization and about 0.3% for acquisition.
Vivek
Okay and in terms of your total outsourcing contracts that you have recently garnered two wins, one in US and the other in EU, what would be the total size of these two contracts?
Suresh Senapaty
They are multimillion dollar deals which will be about 100 million plus.
Vivek
100 million together?
Suresh Senapaty
No, no those together 100 million is for the domestic Indian IT business.
Sudip Banerjee
No what Suresh Vaswani just referred to was the two Indian contracts which are 100 million. As far as the global contracts are concerned, we won 5 of them, couple of them are between 50 and 100, and three are 100 plus.
Vivek

Okay, total five wins, out of which three are greater than 50.
Suresh Senapaty
Can you repeat the question please?
Vivek
Yeah, I was just wondering on the global you said that you have won two outsourcing contracts and out of them two are in India, and you just mentioned that five of them are in global space.
Suresh Senapaty
Yes.
Vivek
In this five that you have won in global, three are greater than 100 million, is what you said right?
Suresh Senapaty
That is right.
Vivek
Okay, thank you very much sir.
Rajesh
But just one clarification.
Vivek
Yeah.
Rajesh
Not all five are total outsourcing, out of five two are total outsourcing and the balance three are large deals which include application and other things.
Vivek
Okay.
Suresh Senapaty
The total outsourcing our definition is there is a preponderance of infrastructure services.

Vivek
Okay sir.
Suresh Senapaty
Sudip talked about the numbers which is all totalled bigger one, which included the large deal as well as the total outsourcing.
Vivek
Right, and yeah that is it from my side sir. Thanks.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Shekar Singh of ICICI Securities.
Shekar Singh
Hi sir, this is Shekar Singh from ICICI Securities. I just wanted to know like what percentage of your revenues came up for renewal during the quarter?
Suresh Senapaty
I think it is spread over all the four quarters, so you know I cant tell you how many contracts came in, but what percentage is it for this quarter and next quarter it is difficult to get into the numbers yet, but it has a fair share, so it is not that anything less came, and the experience has been fairly positive.
Shekar Singh
So in our model can we basically try to build in the 3-5% increase in renewal, billing rate increase that you are getting during the renewals, what exactly does it mean in terms of actual number for the coming quarters?
Suresh Senapaty
Our guidance would be assumed something which is stable pricing as opposed to any kind of an increase, because increase will be a function of what is the kind of growth we are getting in for the new customers, how many number of customers we are able to get the increase versus how many were not, and the mix of services etc., so like we have said we are just looking at a much more stable environment, but we are saying so far as the margins are concerned they will be sustainable margin in narrow range.
Shekar Singh

Okay sir. Sir secondly can you just explain the salary increase what portion of employees have got salary increase during the current quarter, what percentage will be getting in the next quarter, and of the total salary bill what portion has already been accounted for in terms of salary increases?
Pratik
Senapaty in his earlier response mentioned that section of our employees have already had the impact of the salary increases which were made effective September, it would roughly cover 2/3rd of our offshore employees population and the balance would be covered as a part of salary increase cycle which will be effective November.
Suresh Senapaty
So we said that the impact for Q3 would be about 2%, will comprises of two factors, (A) the increase that will be effective November, and (B) the full impact of the increase that has been given of 1st of September that will be felt in Q3 because there will be two additional months that will be there, and last quarter we had this 1.5% cost increase because of restricted stock (RSUs) and compensation increase, and we were able to mitigate that. Similarly, this quarter we are expecting a 2% and we would like to mitigate most of it.
Shekar Singh
Okay sir, sir lastly I just want slightly a broad question, Australia seems to be doing very well in terms of large deals which are coming out, but in case of Wipro we are not hearing much. Any specific reason as far as Australian market is concerned? Thanks a lot.
Suresh Vaswani
We have focused on Australia, we have set up two offices in Melbourne and Sydney, and we have our fair share of large customers there. Our business model in Australia is pretty similar to what we have in US and in UK and we are building strong tractions, especially in the financial sector and in the telecom sector. We are also servicing a lot of global customers who are based in Australia, so we would be one of the significant outsourcing providers in Australia today.
Shekar Singh
Okay sir, thanks a lot sir.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Harmendra Gandhi with Brick Securities.
Harmendra Gandhi
Hi, good afternoon, I want to ask about the infrastructure management area. Are the rates and margins different in that area compared to the application development and maintenance? And secondly, is the nature of contracts different in infrastructure management?

Suresh Vaswani
Okay let me answer the second part first, the infrastructure management contracts tend to be fairly complex, tend to be extremely strong in terms of service line agreements that we sign with customers and also a large proportion of them especially the services contracts tend to be 24/7. So we are actually in an infrastructure management ensuring that the customer’s IT infrastructure is working round the clock at very high service levels, so it is very critical to the customer that service delivery is strong, it is very critical to the customer that we deliver 24/7 operations, and it is really at the heart of the customer’s overall IT infrastructure. Typically in terms of margins...
Suresh Senapaty
The margins are similar in the sense that you know it is a function of how much is onsite, offshore because this is a much more recent practice when compared to many other practices that we have had, for this quarter the offshore component is going down, but it is still not in a similar range of the Wipro’s complete average, but yet I think from a profitability perspective which is quite decent
Harmendra Gandhi
What about rates?
Suresh Senapaty
That is also comparable with our average rates.
Harmendra Gandhi
Okay.
Suresh Vaswani
Again it depends upon the you know what sort of implementation you are doing because if you are doing you could be doing high end infrastructure consulting where the rates are higher, you could be doing system integration work where the rates are higher or you could be doing the service desk type of work where you don’t necessarily need, depending upon the service level that you are delivering, in case you are doing L1 service, when you don’t necessarily need engineers in front, you could do with B.Sc., you could do with different profiles of people, so really the rates typically depends upon what services you are delivering to the customer.
Suresh Senapaty
But we look forward to this practice from building in non linearity because since these are SLA based contracts more and more you will try to get into an SLA base and more and more you trying to do little more on a shared services model, the productivity can be driven more faster and therefore the realization per person can be even superior.

Harmendra Gandhi
Okay.
Suresh Senapaty
As we grow to scale this is a parallel initiative which is in progress.
Suresh Vaswani
So we are already close to 3500 people in this service line and it is doing extremely strongly for us.
Harmendra Gandhi
Okay, thank you, and what about this increase in acquisition revenue, what kind of synergies do you see in that revenue and the other parts of the Wipro, is it synergistic or is it continuing in the separate way?
Suresh Senapaty
One is the acquisition that we are doing in C-Mango, which is completely linked to our infrastructure management, and we are very, very synergistic to that. So far as the other acquisitions we have done yet increase synergistic to the varieties of other for example, Enabler it is synergistic to the retail practice that we have; the mpower which is synergistic to our financial services vertical because this gives us an additional boost on the financial services in terms of payment services which we were not addressing at all and that is about 80 to 90% of the market. So each and every such segment that we talked about, the acquisitions that we have done, has a particular gap to be fulfilled.
Harmendra Gandhi
Okay, okay, thank you very much.
Suresh Senapaty
None of them are consolidation, none of them are buying revenue, but all of them are synergistic.
Harmendra Gandhi
Okay, thanks a lot.
Moderator
Thank you very much sir. Next question comes from the line of Sheetal Behl with Everest Group.
Sheetal Behl

Hi, thanks. Actually I will pass because my question has already been answered.
Rajesh
Can we take one last question?
Moderator
Sure sir. Our last question comes from the line of Mr. Ruchit Mehta with HSBC.
Ruchit Mehta
Yeah hi, good morning gentlemen, and congratulations on your result. I was just wondering if you could give us the sense in terms of the hiring for the full year?
Suresh Senapaty
You know we have not shared that before, we have shared the actual hiring that we did, I think Q2 hiring was best Q2 we have ever had including the Q1 also the, but the guidance has been decent that we have given compared to 7% guidance last quarter verus 7.5% this quarter without any acquisitions coming in fresh, if it had to come then it will be an add on and that is that the pricing environment is fairly stable we would look forward to most of this growth coming through volume and therefore increase in head count, so it will be comparable pattern, it will be nothing unusual but it will be in line with what we are seeing so far.
Ruchit Mehta
Okay and the capex for the full year?
Suresh Senapaty
Similar again here, because the capex that we go for is need based, as and when we try and build and that time the capex goes on. Last quarter we invested about 160 crores. Half year has been about 250 crores and the investment for the second half would even be higher because you know that we have to land acquisitions and the staffing of the infrastructure, so you know to be very able precisely put it back is not very impossible and we have cash on the balance sheet so it is not a very critical thing for us to be closely monitoring at.
Ruchit Mehta
Okay, so the first half we have spent close to how much?
Suresh Senapaty
About 550 crores in our IT services.
Ruchit Mehta

Okay, thank you very much. Thank you.
Moderator
Thank you very much sir. At this moment I would like to hand over the floor back to Wipro management for final remarks.
Rajesh Ramaiah
Thank you ladies and gentlemen for participating in this call. Should you have missed anything during the call, the audio achieve of this call will be available on our web site and we would also be putting up the transcript of this call very soon, and of course should you need any clarification, the investor relations team would be delighted to talk to you. We look forward to talking to you again next quarter and have a nice day.
Moderator
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